Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Sole Member
CSC Holdings, LLC:
We consent to the incorporation by reference in the registration statement (No. 333-71965) on Form S-3 of CSC Holdings, LLC of our reports dated February 25, 2015, with respect to the consolidated balance sheets of CSC Holdings, LLC and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in total deficiency, and cash flows for each of the years in the three-year period ended December 31, 2014 and the related financial statement schedule listed in Item 15(a)(2), and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in this December 31, 2014 combined annual report on Form 10-K of CSC Holdings, LLC and Cablevision Systems Corporation dated February 25, 2015.

/s/ KPMG LLP

Melville, New York
February 25, 2015